Exhibit 99.1

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of The PMI Group, Inc.)

Consolidated Financial Statements

As of September 30, 2006 and December 31, 2005

And for the three and nine months ended September 30, 2006 and 2005

INDEX TO FINANCIAL STATEMENTS

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Statements of Operations for the Three and Nine months ended September 30, 2006 and 2005 (Unaudited)	F-1
Consolidated Balance Sheets as of September 30, 2006 (Unaudited) and December 31, 2005	F-2
Consolidated Statements of Cash Flows for September 30, 2006 and 2005 (Unaudited)	F-3
Notes to Consolidated Financial Statements (Unaudited)	F-4

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Dollars in thousands)
REVENUES
Premiums earned	$39,993	$29,898	$115,148	$85,541
Net investment income	12,995	9,326	36,072	26,692
Net realized investment gains	3,039	58	2,968	268
Other income	441	454	702	998

Total revenues	56,468	39,736	154,890	113,499

LOSSES AND EXPENSES
Losses and loss adjustment expenses	10,495	158	18,451	1,841
Amortization of deferred policy acquisition costs	3,262	2,841	11,069	8,728
Other underwriting and operating expenses	7,309	7,014	20,945	20,277

Total losses and expenses	21,066	10,013	50,465	30,846

Income before income taxes	35,402	29,723	104,425	82,653
Income taxes	10,243	8,813	31,101	24,808
Minority interest	520	426	1,515	1,440

NET INCOME	$24,639	$20,484	$71,809	$56,405

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2006	December 31, 2005
	(Unaudited)
	(Dollars in thousands, except per share data)
ASSETS
Investments – available-for-sale at fair value:
Fixed income securities	$775,329	$603,828
Equity securities – common	29,913	27,694

Total investments	805,242	631,522
Cash and cash equivalents	94,705	100,712
Related party receivables	3,607	13
Accrued investment income	13,318	8,635
Reinsurance receivables and prepaid premiums	4,524	4,845
Deferred policy acquisition costs	35,595	35,562
Leasehold improvements, equipment and software, net of accumulated depreciation and amortization	2,240	2,528
Other assets	3,864	2,746

Total assets	$963,095	$786,563

LIABILITIES
Reserve for losses and loss adjustment expenses	$18,039	$7,526
Unearned premiums	329,082	300,618
Reinsurance payables	6,335	6,424
Deferred income taxes	3,407	5,503
Other liabilities and accrued expenses	20,541	16,721

Total liabilities	377,404	336,792

Commitments and contingencies (Note 6)
Minority interest	12,016	9,229
SHAREHOLDER’S EQUITY
Ordinary shares - no par value; 327,800 and 265,800 shares issued and outstanding	179,331	117,085
Retained earnings	343,719	271,910
Accumulated other comprehensive income, net of deferred taxes	50,625	51,547

Total shareholder’s equity	573,675	440,542

Total liabilities and shareholder’s equity	$963,095	$786,563

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2006	2005
	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$71,809	$56,405
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest, net	1,515	1,440
Net realized investment gains	(2,968)	(268)
Depreciation and amortization	1,897	2,623
Deferred income taxes	1,536	130
Policy acquisition costs incurred and deferred	(11,102)	(11,117)
Amortization of deferred policy acquisition costs	11,069	8,728
Changes in:
Accrued investment income	(4,683)	(2,473)
Reinsurance receivables, net of reinsurance payables	321	1,111
Reinsurance recoverables	—	81
Reserve for losses and loss adjustment expenses	10,513	(182)
Unearned premiums	28,464	19,990
Income taxes payable	3,907	41
Other	(1,293)	10,943

Net cash provided by operating activities	110,985	87,452

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales and maturities of fixed income securities	33,255	48,833
Proceeds from sales of equity securities	8,281	2,554
Investment purchases:
Fixed income securities	(217,861)	(90,235)
Equity securities – common	(8,634)	(3,274)
Net change in short-term investments	667	4,413
Net change in related party receivables	(3,594)	1,495
Capital expenditures and capitalized software, net of dispositions	(177)	(1,789)

Net cash used in investing activities	(188,063)	(38,003)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital	62,246	—
Proceeds from issuance of capital to minority interest holders of subsidiaries	1,272	—

Net cash provided by financing activities	63,518	—

Foreign currency translation adjustment	7,553	(8,332)

Net (decrease) increase in cash and cash equivalents	(6,007)	41,117
Cash and cash equivalents at beginning of period	100,712	48,864

Cash and cash equivalents at end of period	$94,705	$89,981

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Income taxes paid	$26,214	$24,377

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

PMI Mortgage Insurance Ltd (“PMI Ltd”) is a wholly owned subsidiary of PMI Mortgage Insurance Australia (Holdings) Pty Limited (“PMI Holdings”) and was incorporated in Australia on September 24, 1965. The accompanying consolidated financial statements include the accounts of PMI Ltd, an Australian corporation; its majority owned subsidiaries, Western Lenders Mortgage Insurance Company Ltd and Permanent LMI Pty Ltd. PMI Ltd and its subsidiaries are collectively referred to as the “Company.” All material intercompany transactions and balances have been eliminated in the consolidated financial statements. PMI Holdings is a subsidiary of PMI Mortgage Insurance Co. (“PMI”). The ultimate parent of PMI is The PMI Group, Inc. (“The PMI Group”), a United States domiciled corporation.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and disclosure requirements for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported consolidated amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Significant accounting policies are as follows:

Investments – The Company has designated its entire portfolio of fixed income and equity securities as available-for-sale. These securities are recorded at fair value based on quoted market prices with unrealized gains and losses, net of deferred income taxes, accounted for as a component of accumulated other comprehensive income in shareholder’s equity. The Company evaluates its investments regularly to determine whether there are declines in value and whether such declines meet the definition of other-than-temporary impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities and Securities and Exchange Commission Staff Accounting Bulletin No. 59, Accounting for Noncurrent Marketable Equity Securities. The fair value of a security below cost or amortized cost for consecutive quarters is a potential indicator of an other-than-temporary impairment. When the Company determines a security has suffered an other-than-temporary impairment, a realized investment loss is recognized to the extent of the decline in fair value in the current period’s consolidated results of operations.

The Company’s short-term investments typically have average maturities of greater than three and less than 12 months when purchased and are carried at fair value. Realized gains and losses on sales of investments are determined on a specific-identification basis. Investment income consists primarily of interest and dividends. Interest income and preferred stock dividends are recognized on an accrual basis. Dividend income on common stock is recognized on the date of declaration. Net investment income represents interest and dividend income, net of investment expenses.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Deferred Policy Acquisition Costs – The Company defers certain costs in its mortgage insurance operations relating to the acquisition of new insurance and amortizes these costs against related premium revenue in order to match costs and revenues. These costs are primarily associated with the acquisition, underwriting and processing of new business and sales related activities. Costs related to the issuance of mortgage insurance business are initially deferred and reported as deferred policy acquisition costs. SFAS No. 60, Accounting and Reporting by Insurance Enterprises, (“SFAS No. 60”), specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of deferred policy acquisition costs. Consistent with industry accounting practice, amortization of these costs for each underwriting year book of business is charged against revenue in proportion to earned premiums. The deferred costs related to single premium policies are adjusted as appropriate for policy cancellations to be consistent with the Company’s revenue recognition policy. The amortization estimates for each underwriting year are monitored regularly to reflect actual experience and any changes to persistency or loss development. Deferred policy acquisition costs are reviewed periodically to determine that they do not exceed recoverable amounts, after considering investment income.

Leasehold Improvements, Equipment and Software – Leasehold improvements, equipment and software are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 2.5 to 13 years. Leasehold improvements are recorded at cost and amortized over the lesser of the useful life of the assets or the remaining term of the related lease. The Company’s accumulated depreciation and amortization was $5.3 million and $4.7 million as of September 30, 2006 and December 31, 2005, respectively.

Under the provisions of Statement of Position (“SOP”) No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, the Company capitalizes costs incurred during the application development stage related to software developed for internal-use purposes and for which it has no substantive plan to market externally. Capitalized costs are amortized at such time as the software is ready for its intended use on a straight-line basis over the estimated useful life of the asset, which is generally 2.5 years.

Related Party Receivables and Payables – As of September 30, 2006 and December 31, 2005, related party receivables were $3.6 million and $0.0 million respectively, consisting of non interest bearing receivables, due from two related Australian entities. As of September 30, 2006 and December 31, 2005, related party payables were $0.1 million and $0.2 million respectively, consisting of non interest bearing payables, due to one related Australian entity and one related U.S. entity.

The Company has a capital support arrangement with PMI. Under the capital support arrangement, PMI has undertaken to ensure that the Company exceeds the minimum required level of regulatory capital. No fees were incurred during the three and nine months ended September 30, 2006 and 2005, respectively, in relation to this arrangement.

The Company has an excess of loss outward reinsurance arrangement with PMI. Reinsurance premiums totaling $0.8 million, $2.3 million, $0.7 million and $2.0 million were incurred during the three and nine months ended September 30, 2006 and 2005, respectively, in relation to this arrangement.

The Company has a management services agreement with PMI Indemnity Limited (“PMI Indemnity”), a related company in Australia, under normal commercial terms and conditions. Under the agreement the Company manages all of operational activities of PMI Indemnity. Fees of $0.0 million, $0.0 million, $0.1 million and $0.1 million were earned in the three and nine months ended September 30, 2006 and 2005, respectively.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Reserve for Losses and Loss Adjustment Expenses – The reserve for mortgage insurance losses and loss adjustment expenses (“LAE”) is the estimated claim settlement costs on notices of default that have been received by the Company, as well as loan defaults that have been incurred but have not been reported by the lenders. The Company’s master policies define “default” as the borrower’s failure to pay when due an amount equal to the scheduled monthly mortgage payment under the terms of the mortgage. Generally, however, the master policies require an insured to notify the Company of a default no later than the last business day of the month following the month in which the borrower becomes three monthly payments in default. For reporting and internal tracking purposes, the Company does not consider a loan to be in default until it has been delinquent for two consecutive monthly payments. SFAS No. 60, Accounting and Reporting by Insurance Enterprises, specifically excludes mortgage guaranty insurance from its guidance relating to reserves for losses and LAE. Consistent with industry accounting practice, the Company considers its mortgage insurance policies as short duration contracts and, accordingly does not establish loss reserves for future claims on insured loans that are not currently in default. The Company establishes loss reserves on a case-by-case basis when insured loans are identified as currently in default using estimated claim rates and average claim amounts for each report year, net of salvage recoverable. The Company also establishes loss reserves for defaults that have been incurred but have not been reported to the Company prior to the close of an accounting period, using estimated claim rates and claim amounts applied to the estimated number of defaults not reported. The reserve levels as of the consolidated balance sheet date represent management’s best estimate of existing losses and LAE incurred. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known to the Company. Such adjustments, to the extent of increasing or decreasing loss reserves, are recognized in current period’s consolidated results of operations.

Reinsurance – The Company uses reinsurance to reduce net risk in force and optimize capital allocation. The Company’s reinsurance agreements typically provide for recovery of a proportionate level of claim expenses from reinsurers, and reinsurance recoverables is recorded as an asset. The Company remains liable to its policyholders if the reinsurers are unable to satisfy their obligations under the agreements as with all reinsurance contracts. Reinsurance recoverables on paid losses and loss estimates are based on the Company’s actuarial analysis of the applicable business. Amounts the Company will ultimately recover could differ materially from amounts recorded as reinsurance recoverables. Reinsurance transactions are recorded in accordance with the provisions of the reinsurance agreements and the accounting guidance provided in SFAS No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.

Revenue Recognition – Mortgage guarantee insurance policies are contracts that are generally non-cancelable by the insurer and provide payment of premiums on a single basis. Primary mortgage insurance premiums written on policies covering more than one year are referred to as single premiums. A portion of revenue on single premiums is recognized in premiums earned in the current period, and the remaining portion is deferred as unearned premiums and earned over the expected life of the policy, a range of eight to nine years. If single premium policies related to insured loans are cancelled due to repayment by the borrower, and the premium is nonrefundable, then the remaining unearned premium related to each cancelled policy is recognized to earned premiums upon notification of the cancellation. However, if the policy is cancelled within the first year, the premium is partly refundable. Unearned premiums represent the portion of premiums written that is applicable to the estimated unexpired risk of insured loans. Rates used to determine the earning of single premiums are estimates based on the actuarial analysis of the expiration of risk. The earnings pattern calculation is an estimation process and, accordingly, the Company reviews its premium earnings cycle for each policy acquisition year (“Book Year”) annually and any adjustments to the estimates are reflected to each Book Year as appropriate.

Income Taxes – PMI Ltd is included in the consolidated tax return of PMI Holdings. The tax provision for the Company for financial reporting purposes is determined on a stand-alone basis.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The liability method measures the expected future tax effects of temporary differences at the enacted tax rates applicable for the period in which the deferred asset or liability is expected to be realized or settled. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in future increases or decreases in taxes owed on a cash basis compared to amounts already recognized as tax expense in the consolidated statements of operations. The Company’s effective tax rate was 29.8% and 30.0% for 2006 and 2005, respectively, compared to the Australian statutory rate of 30.0%.

Employee Benefit Plans and Share-Based Compensation – PMI Ltd’s employees participate in The PMI Group’s Employee Stock Purchase Plan ("ESPP") which allows eligible employees to purchase The PMI Group’s common shares at a 15% discount to fair market value as determined by the plan. The ESPP offers participants the 15% discount to current fair market value or fair market value with a look-back provision of the lesser of the duration an employee has participated in the ESPP or two years. PMI Ltd’s employees also participate in The PMI Group’s Equity Incentive Plan which provides for awards of stock options subject to various restrictions and performance hurdles, entitling the recipient to receive cash or common stock in the future. Generally options are granted with an exercise price equal to the market value on the date of the grant, expire ten years from the grant and have a three year vesting period.

In January 2006, the Company’s ultimate parent, The PMI Group, adopted SFAS No. 123 (Revised 2004), Share-Based Payment, (“SFAS No. 123R”), that addresses the accounting for stock-based compensation in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based payment transactions, using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in the consolidated results of operations. For share-based payments granted or unvested upon the adoption of SFAS No. 123R, the Company recognizes the fair value of share-based payments, including employee stock options and employee stock purchase plan shares, granted to employees as compensation expense in the consolidated results of operations.

The Company’s consolidated shareholder’s equity is not impacted by either of these plans as common shares are issued out of The PMI Group, with the related expense related to these plans recorded by PMI Ltd’s ultimate parent company, The PMI Group. The expense at The PMI Group level related to PMI Ltd.’s employees arising from the SFAS No. 123R implementation was $0.1 million and $0.7 million in the third quarter and first nine months of 2006, respectively.

Superannuation Plans - It is compulsory for superannuation contributions to be made by the Company to a regulated and complying superannuation fund for all Australian employees. The minimum contribution is 9% of an employee’s salary and this is paid by the company. Employees may elect to pay additional contributions out of their salary. The default superannuation plan for Australian employees is the ING Corporate Super although employees may elect for the contributions relating to them to be paid into another plan. The Company has made superannuation payments on behalf of their employees of $1.1 million for and $1.0 million for the nine months ended September 30, 2006 and 2005, respectively. In New Zealand all permanent employees are members of the PMI Mortgage Insurance Limited Superannuation Plan. Employer contributions are 8.06% of an employee’s salary.

The Company also pays salary continuance insurance premiums. Salary continuance insurance provides permanent employees cover in the event that an individual is unable to work due to disability following a non work-related accident or injury. Contractors are not covered under this benefit.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Comprehensive Income – Comprehensive income includes net income and other comprehensive income which includes foreign currency translation adjustments, changes in unrealized gains or losses on investments arising during the period and the reclassification of realized gains and losses previously reported in other comprehensive income, net of related tax effects. For the purposes of interim reporting, the Company reports the components of comprehensive income in the notes to its consolidated financial statements.

NOTE 3. NEW ACCOUNTING STANDARDS

In September, 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”) which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements but does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is still evaluating the impact of SFAS No. 157 on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, (“FIN No. 48”) which prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on derecognition, classification, interim reporting and disclosure requirements for uncertain tax positions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is still evaluating the impact of FIN No. 48 on its consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”), which amends SFAS No. 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, (“SFAS No. 140”). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole instrument if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. SFAS No. 155 is not currently expected to significantly impact the Company’s consolidated financials statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 4. INVESTMENTS

Fair Values and Gross Unrealized Gains and Losses on Investments – The cost or amortized cost, estimated fair value and gross unrealized gains and losses on investments are shown in the table below:

	Cost or Amortized Cost	Gross Unrealized		Fair Value
		Gains	(Losses)
		(Dollars in thousands)
As of September 30, 2006:
Fixed income securities	$778,626	$1,576	$(4,873)	$775,329
Equity securities – common stocks	21,895	8,023	(5)	29,913

Total	$800,521	$9,599	$(4,878)	$805,242

	Cost or Amortized Cost	Gross Unrealized		Fair Value
		Gains	(Losses)
		(Dollars in thousands)
As of December 31, 2005:
Fixed income securities	$596,022	$7,890	$(84)	$603,828
Equity securities – common stocks	18,672	9,148	(126)	27,694

Total	$614,694	$17,038	$(210)	$631,522

Aging of Unrealized Investment Losses – The following table shows the gross unrealized losses and fair value of the Company’s investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of September 30, 2006:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
As of September 30, 2006:
Fixed income securities:
Australian and New Zealand Federal and State Government bonds	$281,973	$(2,137)	$7,278	$(193)	$289,251	$(2,330)
Corporate bonds	257,480	(2,474)	11,074	(69)	268,554	(2,543)

Total fixed income securities	539,453	(4,611)	18,352	(262)	557,805	(4,873)
Equity securities – common stocks	350	(5)	—	—	350	(5)

Total	$539,803	$(4,616)	$18,352	$(262)	$558,155	$(4,878)

Unrealized losses on fixed income securities were primarily due to increases in interest rates, and are not considered to be other-than-temporarily impaired as the Company has the intent and ability to hold such investments until they recover or mature. The remaining unrealized losses do not meet the criteria established in the Company’s policy for determining other-than-temporary impairment and as such are not considered impaired. The Company determined that the decline in the market value of certain fixed income and equity securities in its investment portfolio met the definition of other-than-temporary impairment and recognized realized losses of $0.2 million, $0.4 million, $0.0 million, $0.1 million in the third quarter and first nine months of 2006 and 2005, respectively.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Net Investment Income – Net investment income consists of the following for the three and nine months ended:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Dollars in thousands)
Fixed income securities	$11,462	$7,720	$32,353	$22,834
Equity securities	397	379	1,018	964
Short-term investments and cash and cash equivalents	1,429	1,450	3,531	3,523

Investment income before expenses	13,288	9,549	36,902	27,321
Investment expenses	(293)	(223)	(830)	(629)

Net investment income	$12,995	$9,326	$36,072	$26,692

NOTE 5. DEFERRED POLICY ACQUISITION COSTS

The following table summarizes deferred policy acquisition cost activity as of and for the three and nine months ended September 30, 2006 and 2005:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Dollars in thousands)
Beginning balance	$36,800	$35,365	$35,562	$34,129
Policy acquisition costs incurred and deferred	2,057	3,994	11,102	11,117
Amortization of deferred policy acquisition costs	(3,262)	(2,841)	(11,069)	(8,728)

Ending balance	$35,595	$36,518	$35,595	$36,518

Deferred policy acquisition costs are affected by qualifying costs that are deferred in the period and amortization of previously deferred costs in such period. In periods where there is significant growth in new business, the asset will generally increase because the amount of deferred acquisition costs incurred exceeds the amortization of previously deferred policy acquisition costs. Conversely, in periods where new business activity is declining, the asset will generally decrease because the amortization of previously deferred policy acquisition costs exceeds the amount of deferred acquisition costs incurred.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 6. RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company establishes a reserve for losses and LAE to recognize the estimated liability for potential losses and related loss expenses in connection with borrower default on their mortgage payments. The establishment of a loss reserve is subject to inherent uncertainty and requires significant judgment by management. The following table provides a reconciliation of the beginning and ending consolidated reserves for losses and LAE between January 1 and September 30, 2006 and 2005.

	2006	2005
	(Dollars in thousands)
Balance at January 1,	$7,526	$7,672
Reinsurance recoverables	—	(81)

Net balance at January 1,	7,526	7,591
Losses and LAE incurred, principally with respect to defaults occurring in:
Current year	14,531	6,978
Prior years (1)	3,920	(5,137)

Total incurred	18,451	1,841
Losses and LAE payments, principally with respect to defaults occurring in:
Current year	(662)	(275)
Prior years	(8,270)	(1,552)

Total payments	(8,932)	(1,827)
Transfer of insurance portfolio from PMI Indemnity Limited	977	—
Foreign currency translation effect	17	(115)

Net ending balance at September 30,	18,039	7,490
Reinsurance recoverables	—	—

Balance at September 30,	$18,039	$7,490

(1)	The increases in total incurred of $3.9 million related to prior year was primarily due to our re-estimation of claim sizes and claim rates as a result of declines regional home appreciation rates and interest rate increases. The reduction of $5.1 million in 2005 was primarily due to favorable development of claim amounts and adjustments to ultimate claim rates due to the strong housing appreciation experienced over the last several years.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 7. COMPREHENSIVE INCOME

The components of comprehensive income for the three and nine months ended September 30, 2006 and 2005 are shown in the table below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Dollars in thousands)
Net income	$24,639	$20,484	$71,809	$56,405
Other comprehensive income (loss), net of deferred taxes:
Change in unrealized gains (losses) on investments:
Unrealized holding gains (losses) arising during the period, net of deferred taxes (benefits) of $1,211, ($767), ($2,741) and $216, respectively	2,829	(1,786)	(6,397)	506
Reclassification of realized gains included in net income, net of deferred taxes	(2,128)	(41)	(2,078)	(188)

Net unrealized holding gains (losses)	701	(1,827)	(8,475)	318
Change in foreign currency translation losses	1,732	(195)	7,553	(8,332)

Other comprehensive income (loss), net of deferred taxes (benefits)	2,433	(2,022)	(922)	(8,014)

Comprehensive income	$27,072	$18,462	$70,887	$48,391

The unrealized losses in the first three and nine months of 2006 and the unrealized gains in the corresponding periods in 2005 were primarily due to changes in fixed income security interest rates relative the consolidated fixed income portfolio.

The changes in foreign currency translation gains for the third quarter and first nine months of 2006 were due primarily to the weakening of the U.S. dollar spot exchange rate relative to the Australian dollar, compared to a strengthening of the U.S. dollar spot exchange rate relative to the Australian dollar for the corresponding periods in 2005.

NOTE 8. PORTFOLIO TRANSFER AND CAPITAL MATTERS

In January, 2006, PMI Ltd acquired the mortgage insurance portfolio along with all associated liabilities and assets of PMI Indemnity Limited (“PMI Indemnity”), a wholly owned subsidiary of PMI Holdings. The transfer follows the decision by PMI Holdings to rationalize and combine the operations of PMI Indemnity and the Company. Liabilities of $9.5 million and assets of $2.4 million were transferred at fair value and an additional capital injection of $16.3 million was made by The PMI Group. No shares were issued as a result of this capital injection.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Additionally, in January 2006, a further capital injection of $45.9 million was made by PMI Holdings in connection with the newly established Australian Prudential Regulation Authority, (“APRA”) capital and prudential requirements applicable to all mortgage insurers. This capital injection was funded in part by transfers from PMI Indemnity in conjunction with PMI Indemnity’s transfer of liabilities and assets to PMI Ltd. The Company issued 62 million shares to PMI Holdings in connection with this capital injection. These new capital requirements increased the calculation of a mortgage insurer’s catastrophic claim risk, increased the concentration risk capital charge and capped the offset of the allowance of reinsurance to 60% that can be considered for minimum capital levels. The Company is currently in compliance with all these new capital requirements.